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                                                                               Exhibit 12(d)
                                 Mississippi Power and Light Company
                        Computation of Ratios of Earnings to Fixed Charges and
                     Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                           Years Ended
                                                        -----------------------------------------------
                                                                           December 31,
                                                          1989      1990      1991      1992      1993
                                                        -----------------------------------------------
                                                                (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on long-term debt                            $60,995  $ 59,675  $ 59,440  $ 56,646  $ 48,029
  Interest on long-term debt - other                      4,325     4,300     4,188     4,063     4,070
  Interest on notes payable                               1,031     1,512       953        36         7
  Other interest charges                                  1,591     1,494     1,444     1,636     1,795
  Amortization of expense and premium on debt-net(cr)     1,548     1,737     1,617     1,685     1,458
  Interest applicable to rentals                            533       596       574       521     1,264
                                                        -----------------------------------------------

Total fixed charges, as defined                          70,023    69,314    68,216    64,587    56,623

Preferred dividends, as defined (a)                       2,584    17,584    14,962    12,823    12,990
                                                        -----------------------------------------------
Fixed charges and preferred dividends, as defined       $72,607  $ 86,898  $ 83,178  $ 77,410  $ 69,613
                                                        ===============================================

Earnings as defined:

  Net Income                                            $12,419  $ 60,830  $ 63,088  $ 65,036  $101,743
  Add:
    Provision for income taxes:
      Federal and State                                     370     4,027    (1,001)    4,463    54,418
    Deferred Federal and State - net                     (8,636)   35,721    32,491    20,430       539
    Investment tax credit adjustment - net               (1,523)   (1,835)   (1,634)   (1,746)    1,036
    Fixed charges as above                               70,023    69,314    68,216    64,587    56,623
                                                        -----------------------------------------------

Total earnings, as defined                              $72,653  $168,057  $161,160  $152,770  $214,359
                                                        ===============================================

Ratio of earnings to fixed charges, as defined             1.04      2.42      2.36      2.37      3.79
                                                         ==============================================

Ratio of earnings to fixed charges and
 preferred dividends, as defined                           1.00      1.93      1.94      1.97      3.08
                                                         ==============================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1989 include the impact of the write-off of $60 million of deferred Grand Gulf 1 - related costs pursuant to an agreement between MP&L and the MPSC.

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